

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 22, 2010

Via US Mail and Facsimile to (919) 518-2146

David A. Godwin
Chief Financial Officer
Waccamaw Bankshares, Inc.
110 North J.K. Powell Boulevard
Whiteville, N.C. 28472

> **Re: Waccamaw Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **File No. 001-33046**

Dear Mr. Godwin:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2009
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 18

1.   We note your disclosure with respect to loans identified as impaired under SFAS 114 that as of September 30, 2009, $21.1 million in loans were identified to have an aggregate impairment of $4.8 million compared to $22.8 million in loans identified to have an aggregate impairment of $3.6 million at December 31, 2008. We further note from Note 6 of your 2008 Form 10-K that you had no SFAS 114

valuation allowance at December 31, 2007. Based on these amounts it appears that the general component of your allowance as of September 30, 2009 and December 31, 2008 is lower than that at December 31, 2007 despite the significant increase in the amount of your non-performing loans and charge-offs over the same time period. Please tell us and revise future filings to include the following:

- Provide an enhanced discussion to bridge the gap between observed changes in asset quality and resulting allowance for loan losses at each period end. For instance, quantify and explain fully the reasons for changes in each of the elements and components of the loan loss allowance;

- Provide an enhanced discussion of the refinement in allowance for loan loss methodology that took place in 2008 and how it has impacted the general component of your allowance for loan losses presented during subsequent periods. We note your disclosure that the refinement in methodology focused on revised loss factors that are more indicative of actual loss experience in recent years and current borrower analysis; and

- Consider providing Guide 3 loan portfolio and loan loss experience disclosures in future interim periods to the extent that a significant change in asset quality information or trends has occurred.

Provide us with your proposed revisions to be included in future filings using your September 30, 2009 information as an example.

2. Given the significant deterioration in asset quality and the impact on your performance ratios and your results of operations, please revise your disclosure in future filings, beginning with your December 31, 2009 Form 10-K, to focus on the significant credit relationships that make up the majority of the non-accrual and impaired loans. At a minimum, please ensure that these disclosures include the following:

- When the loans were originated and relevant payment history information, when you classified these loans as non-performing, and when the loans defaulted, if applicable;

- General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)

- The type of collateral securing the loan;

- The amount of total credit exposure outstanding;

- The amount of the allowance allocated to the credit relationship and specifically how you determined the amount of provisions to record;

- Whether you consider the loans to be collateral dependent, and if so, whether you obtained an independent appraisal(s) that resulted in the provisions recorded which supports the current carrying value of this loan. Additionally, please specifically disclose the last appraisal date and the type of appraisal obtained such as a new full appraisal or an update of a prior full appraisal, as applicable. If no appraisal(s) were obtained, please tell us in sufficient detail how you determined the amounts of the provisions recorded and the remaining carrying value of this loan;

- Why management believes the allowance for loan losses on the particular credit relationship is adequate to provide for losses that may be incurred; and

- Any other pertinent information deemed necessary to understand your review of these loans and related accounting for these loans.

Provide us with your proposed revisions to be included in future filings using your September 30, 2009 information as an example.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief